EXHIBIT 1

July 18, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX - ERF.un
NYSE - ERF

ENERPLUS TO ACQUIRE U.S. OIL AND GAS PRODUCER
AND ANNOUNCES BOUGHT DEAL FINANCING AND CASH DISTRIBUTION INCREASE

Enerplus Resources Fund (“Enerplus”) is pleased to announce that it has entered into an agreement and plan of merger pursuant to which Enerplus would indirectly acquire all of the outstanding shares of Lyco Energy Corporation (“Lyco”), a private oil and natural gas producer operating in Montana and North Dakota, for total consideration of US$421 million (CDN$509.4 million), including deal costs, assumed debt and working capital of US$34 million (CDN$41.1 million). The transaction is expected to close on or about August 30, 2005 subject to Lyco shareholder approvals, receipt of required regulatory approvals and satisfaction of other standard closing conditions. The directors, management and certain other shareholders of Lyco representing approximately 90% of the outstanding shares have irrevocably committed to vote in favor of the transaction. Enerplus is funding the acquisition of Lyco with the proceeds of a concurrent bought deal equity financing (as described below) and utilizing existing credit facilities.

For Enerplus, the acquisition represents a strategic move into the United States and establishes a new core resource area with significant development potential. The assets produce light oil from the high quality “Sleeping Giant” project area in Montana. This project produces from the Middle Bakken dolomite formation. Lyco currently produces approximately 7,000 barrels of oil equivalent (“BOE”) per day of light oil and natural gas with low operating costs and high netbacks. We believe the field has numerous high impact additional infill drilling locations and approximately 120,000 net acres of highly prospective undeveloped land in Montana and North Dakota. Current Lyco production is primarily operated and weighted 92% light oil and 8% natural gas.

Enerplus is also pleased to announce that it will increase its monthly cash distribution rate to CDN$0.37 (thirty-seven cents) per unit for the distribution payable on August 20, 2005, from CDN$0.35 (thirty-five cents) per unit, to all unitholders of record at the close of business on August 10, 2005. The ex-distribution date for this payment is August 8, 2005. All holders of subscription receipts issued in the bought deal financing associated with the acquisition of Lyco will be entitled to receive the August 20 distribution, as well as all subsequent Enerplus distributions made prior to the closing of the offering, upon successful closing of the offering and provided they hold the subscription receipts on the applicable record date.

For the purpose of this news release, all U.S. dollar denominated figures have been converted into Canadian dollar denominated figures using a Canadian/U.S. currency exchange ratio of 1.21. In addition, all references to oil and natural gas reserves and production are stated in gross working interest barrels of oil equivalent, as per Canadian standards.

Acquisition Highlights

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Enerplus is acquiring approximately 7,000 BOE/day of high netback, 42 degree API, conventional light crude oil and natural gas with development upside in Montana and North Dakota. The production is primarily operated and weighted 92% to light crude oil and 8% to natural gas.

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The acquisition is anticipated to be approximately 3% accretive to Enerplus’ overall cash flow per trust unit for the remainder of 2005 and is expected to provide accretion through 2010 on a post-financing basis.

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The net operating cash flow per BOE of the acquired production, net of all applicable U.S. taxes, is expected to be 40% higher than that of Enerplus’ existing production. This is due to the unusually high quality nature of the oil and the lower operating costs associated with the production.

•	Operating costs for the acquired assets are estimated to be CDN$1.80 per BOE in 2005, which compares very favourably to Enerplus’ annual guidance of CDN$7.45 per BOE on existing production.

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Approximately 22.5 million BOE of proved reserves and 31.0 million BOE of proved plus probable reserves (“P+P”) are being acquired through the transaction based on an independent engineering determination under National Instrument 51-101 (“NI 51-101”) guidelines and using forecast prices.

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The P+P reserve life index (“RLI”) of the assets being acquired is 12.1 years, and the Proved RLI is 8.8 years, calculated using independent reserves estimates and management’s current production estimate.

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94 infill drilling locations have been identified in the Sleeping Giant project in the independent engineering. This inventory of prospects is expected to maintain the Lyco production at current levels through 2007.

•	Enerplus expects to spend approximately CDN$20 million for the remainder of 2005, and CDN$40 million in each of the next 2 years to further develop the Lyco assets.

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The acquisition includes a large undeveloped land position of approximately 120,000 net acres within the Williston Basin in Montana and North Dakota that may provide sizeable light oil drilling potential in the Bakken, Red River and Mississippian formations. The primary focus will be to test the resource potential of the Bakken formation throughout the acreage.

•	Additional unvalued upside may exist in the form of higher density infill drilling, waterflooding and CO2 flooding.

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The acquisition provides Enerplus with a focused operating platform from which we can develop these assets and evaluate further opportunities in the United States. It also includes a Right of First Refusal (“ROFR”) to acquire additional working interests in the Sleeping Giant project.

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Current royalties on the acquired assets are approximately 16% of production. In addition, there is a state production tax that is expected to aggregate CDN$1.90 per BOE in 2005 for the corporation. New horizontal wells, however, are exempt from this tax for the first 18 months of production.

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Approximately 24% of the net cash flow from the acquired properties may be applied to pay for U.S. corporate taxes and cross border withholding taxes. All cash flow and accretion metrics stated in this release are net of these taxes.

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Lyco has no material financial hedge positions in place. Enerplus will incorporate the acquired production volumes into our existing hedging program and may secure commodity price downside protection accordingly.

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Subsequent to the closing of the acquisition, and the completion of the base bought deal financing, Enerplus will continue to have a debt to cash flow ratio of less than 1.0 times. This ratio improves if any of the underwriters’ options granted in connection with the financing are exercised.

Property Details

The Sleeping Giant Bakken oil project is located within the Williston basin in Richland County in northeast Montana and produces from the Middle Bakken dolomite at a depth of approximately 10,000 feet. Unlike typical Bakken reservoirs found in southeast Saskatchewan and surrounding areas, which tend to be comprised of shale or siltstone with associated water, the Middle Bakken formation in the Sleeping Giant project is dolomitized and contains negligible water. Lyco owns approximately 80 gross sections of land in the area with a 55% average working interest in the heart of the pool. Lyco was the first company to exploit the Bakken zone in this project in the mid to late 1990’s. Since early 2000, the pool has been further exploited with the drilling of horizontal wells coupled with hydraulic fracturing, resulting in more prolific oil production. Initial monthly oil production rates on wells with 4,000 foot horizontal laterals have averaged over 220 barrels per day of high quality light oil.

Lyco has drilled over 70 horizontal Bakken wells at Sleeping Giant to date with 100% success. The company operates essentially all of its wells in the pool and is currently infill drilling the property to 320 acre spacing with three rigs contracted for the next 2 years. A total of 94 drilling locations (78 proven and 16 probable) have been identified in the independent reserves report.

Sleeping Giant is a solution gas drive reservoir with an estimated 300 million barrels of gross original oil in place on developed company lands, providing potential for improved recovery through additional infill drilling, waterflooding and possibly CO2 flooding that is not included in the independent engineering assessment. The independent engineering evaluation assumes the recovery of approximately 20% of the original oil in place using 2 wells drilled per section of land and current technology. This recovery factor could materially increase as a result of additional infill drilling, technological improvements, waterflooding or CO2 flooding.

In addition to the Sleeping Giant project, Lyco also has lands in three significant prospect areas located in North Dakota. The geological formations which are prospective on these lands include the Ratcliffe, Mission Canyon, Bakken, Birdbear, Duperow and Red River. The primary target, however, will be the Bakken formation, which could become an attractive resource play across a broader area. Enerplus plans to evaluate these lands, which we believe could have significant future development potential.

Reserves Summary

Enerplus is acquiring a total of 31.0 million BOE of Proved plus Probable (“P+P”) gross working interest reserves based upon an independent engineering report dated April 1, 2005, prepared to Canadian standards in accordance with NI 51-101 by DeGolyer and MacNaughton using forecast prices and costs, effective June 30, 2005, published by Sproule Associates Limited. Approximately 73% of the P+P reserves are classified as Proved.

The following table provides a summary of the reserves being acquired (based on forecast prices and costs and on a gross working interest basis):

	Crude Oil & NGL	Natural Gas	Total
	(Mbbl)	(Bcf)	(MBOE)
Total Proved	20,660	10.9	22,476
Probable	3,980	27.0	8,488
Total Proved plus Probable	24,640	37.9	30,964

The resulting acquisition metrics are approximately CDN$69,344 per BOE per day for the estimated production, and acquisition costs of CDN$15.68 per BOE for the P+P reserves excluding independent engineering estimates of future development capital (“FDC”), and CDN$20.00 per BOE for the P+P reserves including the undiscounted FDC of CDN$134 million. The undeveloped land is valued at approximately CDN$24 million and is not ascribed in the aforementioned purchase metrics.

Financing

Concurrent with the acquisition, Enerplus has entered into an agreement to sell, to a syndicate of Canadian underwriters, 7,600,000 subscription receipts at CDN$46.25 each to raise gross proceeds of CDN$351,500,000 on a bought deal basis. Enerplus has granted the underwriters an option, exercisable in whole or in part until 48 hours prior to closing, to purchase up to an additional 1,650,000 subscription receipts at the same offering price. Enerplus has also granted the underwriters an additional option that allows them to increase the number of units purchased by 15%, at the same price and commission, exercisable in whole or in part until 48 hours prior to closing of the financing. Should both of the underwriters’ options be fully exercised, the total gross proceeds of the financing will be CDN$491,984,375. The subscription receipts will be exchangeable into Enerplus trust units on a one-for-one basis upon the closing of the purchase of the Lyco shares.

The underwriting syndicate is led by CIBC World Markets Inc., and includes RBC Capital Markets, BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Dundee Securities Corporation, First Associates Investments Inc., GMP Securities Ltd., Peters & Co. Limited and Tristone Capital Inc.

The gross proceeds from the sale of the subscription receipts will be held in escrow. If the acquisition of Lyco closes prior to October 31, 2005, the proceeds will be released to Enerplus to finance the acquisition. Purchasers of the subscription receipts will receive payments equivalent to the amount of any cash distributions paid or declared payable to unitholders of the Fund in respect of the August 10 distribution record date and any subsequent distribution record dates (being the 10th day of each month) that occur between the closing of the equity offering and the closing of the acquisition, provided the subscription receipts are subsequently converted into trust units. However, if the acquisition fails to close by October 31, 2005, the escrow agent will return to the holders of subscription receipts the issue price and their pro-rata entitlement to interest earned thereon, but no distribution equivalent payments will be made.

The offering of the subscription receipts is being made only in Canada by means of a short-form prospectus and is subject to normal regulatory approvals. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This release does not constitute an offer for sale of trust units in the U.S.

Teleconference/Audio Webcast

Enerplus will host a conference call on Tuesday, July 19th at 9:00 am Mountain Time (11:00 am Eastern Time) to review the acquisition. The call-in number for the conference call is 416-640-4127 or 1-800-814-4941 (North America). An audio webcast will also be available at www.enerplus.com. A recording of the call will be available after 11:00 am Mountain Time (1:00 pm Eastern Time), July 19, until Tuesday, July 26, 2005 by calling 416-640-1917 or 1-877-289-8525 (North America) and entering passcode 21131861#.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

All monetary sums referred to herein are expressed in Canadian dollars. Furthermore, this news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.